United States	January 11, 2024

Securities and Exchange Commission

Washington, DC 20549

Division of Corporation Finance

Office of Energy & Transportation

Re: LIBERTY STAR URANIUM & METALS CORP.

Form 10-K for the Fiscal Year Ended January 31, 2023

Filed May 16, 2023

File No. 000-50071

In the letter below we have listed your comments and our responses, and we have prepared an amended 10K/A to address all the items discussed. Please let us know if you have any further questions or comments.

SEC Comment Letter dated January 4, 2024

Form 10-K for the Fiscal Year Ended January 31, 2023

Item, 2. Properties, page 10

1. Please revise to include summary disclosure as required by Item 1303 of Regulation S-K and identify material and non-material properties. For example, your current disclosure includes several properties, projects, and targets such as the Tombstone Super Project, the Hay Mountain target, the Red Rock Canyon target, the Tombstone Property, the Walnut Creek Project, the Hay Mountain Project, and the Red Rock Project. Please consistently report these properties and clearly identify material and non-material properties. The summary disclosure should encompass all of your properties, including both material and non-material properties, and should appear in advance of and incremental to the individual property disclosures. The summary disclosure should include a map of all properties to comply with Item 1303(b)(1) of Regulation S-K, and the information required by Item 1303(b)(2) of Regulation S-K.

LBSR Response:

The updates were made by our QP, James Bryce who corrected the items in the YE 2023 10K/A per the SEC letter.

Item, 2. Properties, page 10

1.We revised to include summary disclosure as required by Item 1303 of Regulation S-K and identify material and non-material properties. We corrected the terms used in the report (target, property, project...) to “property” for the sake of consistency. Internally we use those words interchangeably, but to an outsider that creates confusion. We also separated out the properties into their own sections in the document to make it more clear to the reader and updated the map to include all properties as required by Item 1303(b)(1) of Regulation S-K and summary information required by Item 1303(b)(2) of Regulation S-K.

2. For each material property please revise to include the individual property disclosure required by Item 1304 of Regulation S-K. Please note that each material property should be included under a separate heading. Additionally, an extensive description of regional geology should not be provided, rather brief and relevant disclosure should be provided as required by Item 1304(c)(2) of Regulation S-K.

2. Based on the QP study of the SK Regulations, and Item 1304(g) of Regulation S-K we determined that all of our properties fall into the ‘non-material’ category at this time.

3. Please revise your exploration result disclosures to comply with Item 1304(g) of Regulation S-K. Please note that exploration results must be prepared by a qualified person as required by Item 1302(a)(1) of Regulation S-K.

3. Because the company conducted no exploration activities in 2023, there is no additional information or disclosure to add to the document under SK Item 1304(g).

Item 15. Exhibits, Financial Statement Schedules, page 33

4. Please revise to include the form name and the date of the filing with respect to exhibit 96.1.

5. In numerous instances the technical report summary refers the reader to another technical report for information, rather than including the information in the technical report summary. For example, we note on page 18 the qualified person directs the reader to another technical report, rather than including the information in the current technical report summary. The qualified person may choose to review other work, however should summarize and include the information in his or her own words in the current technical report summary, rather than continually referring to the other technical report. References should be included in a separate section as required by Item 601(b)(96)(iii)(B)(24) of Regulation S-K. Please consult with your qualified person to obtain a revised technical report that complies with this guidance.

6. Please consult with your qualified person to obtain a revised technical report summary that addresses the following:

● include references for all historical work,

● include an overview map to comply with Item 601(b)(96)(iii)(B)(3)(i),

● include a plan view map showing the results of current sampling to comply with Item 601(b)(96)(iii)(B)(7)(v),

● remove the historical drilling that has been included beginning on page 24, that has not been conducted by or on behalf of the registrant, as required by Item 601(b)(96)(iii)(B)(7), and

● include all disclosure required by Items 601(b)(96)(iii)(B)(8) and 601(b)(96)(iii)(B)(9); references to best practice guidelines from another jurisdiction should be summarized.

LBSR Response

4.-6. We are no longer relying on the RRC Technical report and have deleted Exhibit 96.1, in the 10K/A because the QP who wrote it is no longer with our company and refused to apply the suggested changes on terms acceptable. His charges and time for doing so would be a large burden on the company at this time.

The company now has a different QP than the one who prepared the Technical Report that was filed with the 10K and is currently unable to provide a revised Technical Report from the original QP. The QP who prepared the report was a member of the Company’s board of directors at the time he prepared the report and at the time the original 10K was filed. Since that time, a new board of directors has been elected, and the QP who prepared the Technical Report is no longer a member of the board. Under the circumstances, the Company has been unable to reach an agreement with its previous QP on the terms under which he would revise his Technical Report in response to the SEC comment and is currently unable to provide a revised Technical Report in response to the SEC comment. As a result, the Company has elected to delete the Technical Report as an exhibit to the 10K/A, and has deleted any references to the Technical Report in the 10K/A.

We also eliminated the final sentence in the last paragraph which was under SK 1300 which referred to the technical report on Red Rock Canyon, and eliminated the section titled SK 1300 and moved the comments for Red Rock Canyon to the RRC subsection.

We have prepared and are ready to file an amended 10K/A upon your next responses to us.

Thank you,

/s/ Patricia Madaris
Patricia Madaris
Interim CEO & President
VP Finance & CFO